Exhibit 15.5

Disclosure Pursuant to Item 16I(a) of Form 20-F

On December 16, 2021, the U.S. Public Company Accounting Oversight Board (“PCAOB”) determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China mainland and in Hong Kong because of positions taken by PRC authorities in the PRC and Hong Kong. In May 2022, the SEC conclusively listed NetEase as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in China mainland and Hong Kong.

Based on an examination of our company’s register of members and public filings made by its shareholders, to our company’s knowledge, no shareholder other than our founder, Chief Executive Officer and director, William Lei Ding, owns more than 5% of our company’s outstanding shares. In addition, we are not aware of any governmental entity in China mainland that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Capitalized terms that are not defined in this Disclosure Pursuant to Item 16I(a) of Form 20-F bear the same meaning as those given in the Form 20-F for fiscal year ended December 31, 2022.